Material Fact

Itaú Unibanco Holding S.A. (the "Company") hereby informs its shareholders and the market in general that it has entered into a Share Purchase Agreement for the acquisition, by the Company and/or its affiliates ("Itaú"), of all shares issued by NeoSpace A.I. Technologies Ltda. ("NeoSpace").

NeoSpace is a Brazilian artificial intelligence startup specialized in the development of foundational models trained on large-scale datasets. NeoSpace has been providing services to Itaú for nearly two years by developing models trained on Itaú's proprietary data. These models enable the large-scale application of generative artificial intelligence in the development of solutions for Itaú's businesses and clients, including increasingly personalized financial and credit management solutions.

The acquisition strengthens the ongoing relationship between NeoSpace and Itaú, which has already delivered significant and transformative results in areas such as credit, CRM (customer relationship management), and fraud prevention. It also represents another step in Itaú's strategy to enhance its proprietary artificial intelligence capabilities and accelerate the development of competencies that will be essential for the future.

The combination of NeoSpace's capabilities with Itaú's data, expertise, and scale will create the conditions required to develop increasingly specialized models and expand their application across Itaú's various products and services. The transaction is also directly aligned with the continued development of "ia.i," Itaú's generative artificial intelligence assistant, enhancing the personalization of customer experiences and Itaú's ability to provide interactions and solutions that are increasingly tailored to each client's needs.

NeoSpace's management and business operations will remain autonomous from the Company, and its current team will be retained, ensuring the continuity of its activities and operations.

The purchase price for the acquisition will be BRL 2,925,000,000.00, comprising an installment payable at closing and the remaining installments deferred over a five-year period, subject to certain conditions.

The closing of the transaction is subject to the approvals of certain conditions precedent, including prior approval by the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil, as well as other customary conditions applicable to transactions of this nature.

São Paulo - SP, October 26, 2026.

Gustavo Lopes Rodrigues

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/